AB 3/9

*KH 3/8

SEC Mail Processing Section
RECEIVED
FEB 28 2011
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200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr., SE
(No. and Street)

Grand Rapids (City) MI (State) 49546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC
(Name – *if individual, state last, first, middle name*)

2425 E. Grand River Ave., (Address) Suite 1, Lansing (City) MI (State) 48912 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017661

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/16/11

OATH OR AFFIRMATION

I, Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Lee Ann Bowen

Notary Public Exp: 02/03/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT AUDITORS' REPORT

Members and Board of Directors
Centennial Securities Company, LLC
and C.S.C. II, Inc.

We have audited the accompanying consolidated statement of financial condition of Centennial Securities Company, LLC and C.S.C. II, Inc., as of December 31, 2010, and the related consolidated statements of operations, changes in members' and stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial Securities Company, LLC and C.S.C. II, Inc., as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner Costerisan P.C.

February 11, 2011

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents:	$ 726,968
Investments	78,566
Receivables:	
Clearing organization	232,937
Commissions	100,000
Employees	60,751
Deposit with clearing organization	50,000
Prepaid expenses	64,079
Property and equipment, less accumulated depreciation	977,144
TOTAL ASSETS	$ 2,290,445

LIABILITIES AND MEMBERS' AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 108,631
Accrued compensation and other expenses	286,928
Notes payable	25,315
Deferred revenue	86,609
Mortgage payable	932,534
TOTAL LIABILITIES	1,440,017
MEMBERS' AND STOCKHOLDERS' EQUITY	
Members' equity	971,991
Common stock, $1 par value, $50,000 shares authorized, and 526 shares issued and outstanding	526
Paid in capital	107,290
Retained earnings (deficit)	(229,379)
TOTAL MEMBERS' AND STOCKHOLDERS' EQUITY	850,428
TOTAL LIABILITIES AND MEMBERS' AND STOCKHOLDERS' EQUITY	$ 2,290,445

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 4,677,429
Net dealer inventory and investment gains	520,084
Handling/ticket fees	93,553
Interest and dividends	38,943
Rental income	39,947
Other	51,765
Total revenues	5,421,721
EXPENSES:	
Broker commissions	2,932,455
Clearing fees	204,985
Administrative salaries and benefits	999,190
Occupancy	60,087
Advertising and promotion	182,859
Communications	144,763
Computer	63,894
Interest	67,138
Legal and professional fees	125,516
Regulatory fees	55,003
Outside services	55,155
Insurance	20,596
Other	62,725
Utilities	22,810
Property taxes	35,652
Depreciation and amortization	71,210
Total expenses	5,104,038
Income before Michigan business tax	317,683
MICHIGAN BUSINESS TAX	43,000
NET INCOME	274,683
NONCONTROLLLING INTEREST IN NET INCOME	(56,147)
CONTROLLING INTEREST IN NET INCOME	$ 218,536

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' AND STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Centennial Securities Company, LLC	C.S.C. II, Inc.			
	Members' equity	Common stock	Paid in capital	Retained earnings	Total
BALANCE, January 1, 2010 (as previously reported)	$ 729,874	$ -	$ -	$ -	$ 729,874
Adjustment to consolidate C.S.C. II, Inc.	-	479	101,121	(285,526)	(183,926)
BALANCE, January 1, 2010 (as restated)	729,874	479	101,121	(285,526)	545,948
ADD (DEDUCT):					
Issuance of membership units	86,856	-	-	-	86,856
Issuance of common stock		47	6,169	-	6,216
Distributions	(63,275)	-	-	-	(63,275)
Net income	218,536	-	-	56,147	274,683
MEMBERS' AND STOCKHOLDERS' EQUITY, December 31, 2010	$ 971,991	$ 526	$ 107,290	$ (229,379)	$ 850,428

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS
YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings at January 1, 2010	$	50,000
Conversion to unsubordinated note payable		(50,000)
Subordinated borrowings at December 31, 2010	$	-

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC AND C.S.C. II, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 274,683
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	71,210
Receivables	(132,927)
Deposit with clearing organization	82
Prepaid expenses	8,661
Deferred revenue	(17,058)
Accounts payable	13,715
Accrued compensation and other expenses	91,807
Total adjustments	35,490
Net cash provided by operating activities	310,173
Cash flows used in investing activities:	
Purchases of investments	(78,566)
Purchases of property and equipment	(135,516)
Net cash used by investing activities	(214,082)
Cash flows from financing activities:	
Repayment of mortgage payable	(54,505)
Repayment of note payable	(56,259)
Distributions	(63,275)
Issuance of common stock	6,216
Issuance of membership units	86,856
Net cash used by financing activities	(80,967)
NET INCREASE IN CASH AND CASH EQUIVALENTS	15,124
CASH AND CASH EQUIVALENTS:	
Beginning of year	711,844
End of year	$ 726,968
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 67,138

See notes to consolidated financial statements.

CENTENNIAL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the accounts of Centennial Securities Company, LLC and C.S.C. II, Inc. collectively referred to as the Company. All significant inter-company transactions and balances have been eliminated including rental income and expense amounting to $208,397 and intercompany notes amounting to $65,682.

Generally accepted accounting principles require that a company that holds variable interests in a variable interest entity (VIE) consolidate the VIE if the company has the power to direct the most significant activities of the VIE and the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the VIE. Centennial Securities Company, LLC is the primary supporter of the operations and is the implicit primary beneficiary of C.S.C. II, Inc., a VIE as defined under professional standards. Therefore, Centennial Securities Company, LLC consolidates the operations of C.S.C. II, Inc. Substantially all the assets of the VIE consist of land and building as disclosed in Note 4 and substantially all the liabilities of the VIE consist of mortgage debt and a note payable as disclosed in Note 5.

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income is recorded on a trade date basis and normally settled within 30 days.

Property, equipment and depreciation - Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are being used to depreciate property and equipment.

Building and improvements	15 - 50 years
Leasehold improvements	5 - 7 years
Furniture and equipment	3 - 5 years

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes - Centennial Securities Company, LLC is a limited liability company and has elected under the Internal Revenue Code to be treated as an S corporation. C.S.C. II, Inc., with the consent of its stockholders, has also elected under the Internal Revenue Code to be treated as an S Corporation. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders and members are liable for any income taxes due on their share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements. The Company incurs state income taxes and the financial statements include a provision for the current Michigan Business Tax amounting to $43,000.

Advertising - The Company expenses advertising costs as incurred.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through the auditors' opinion date, which is the date the financial statements were available to be issued.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, LLC is a securities broker-dealer and is registered with the Securities Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

C.S.C. II, Inc., owns and leases an office building to Centennial Securities Company, LLC and other outside parties.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company deposits its cash with financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

NOTE 3 - INVESTMENTS AND FAIR VALUE MEASUREMENT

Investments are considered trading securities and consist of the following at December 31, 2010:

	Face value	Amortized cost	Fair value	Unrealized gain
Municipal bonds	$ 85,000	$ 78,330	$ 78,566	$ 236

The Company is subject to accounting standards that establish a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below.

Level 1: Quoted prices in active markets for identical securities.

Level 2: Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include prices for similar securities, interest rates, prepayment speeds, credit risk and others.

NOTE 3 - SECURITIES OWNED AND FAIR VALUE MEASUREMENT (Concluded)

Level 3: Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Association's own assumptions about the factors market participants would use in pricing an investment and would be based on the best information available.

The following is a market value summary by the level of the inputs used, as of December 31, 2010, in evaluating the Company's assets carried at fair value. The inputs or methodology used for valuing securities may not be an indication of the risk associated with investing in those securities.

	Level 1	Level 2	Level 3	
Description	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total December 31, 2010
Municipal bonds	$ -	$ 78,566	$ -	$ 78,566

NOTE 4 - PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment consists of the following at December 31, 2010:

	Centennial Securities Company, LLC	C.S.C. II, Inc.	Total
Land	$ -	$ 180,370	$ 180,370
Building and improvements	-	1,396,697	1,396,697
Leasehold improvements	98,532	-	98,532
Furniture and equipment	303,386	-	303,386
	401,918	1,577,067	1,978,985
Less accumulated depreciation	311,768	690,073	1,001,841
Net property and equipment	$ 90,150	$ 886,994	$ 977,144
Depreciation expense	$ 35,660	$ 34,888	$ 70,548

NOTE 5 - DEBT

Centennial Securities Company, LLC has available a $250,000 line of credit with interest charged at the bank's prime rate (3.25% at December 31, 2010) plus 0.75%. There were no borrowings outstanding at December 31, 2010. The agreement expires June 30, 2011.

C.S.C. II, Inc., has long-term debt at December 31, 2010 consisting of the following obligations:

	2010
Mortgage note payable - due in monthly installments of $8,770 through March 2013 at which time the remaining balance becomes due and payable. The note includes interest at 5.5% and is secured by the building.	$ 932,534

Maturities of long-term debt are as follows:

Year ending December 31,	
2011	$ 55,126
2012	58,235
2013	819,173
	$ 932,534

Centennial Securities Company, LLC has an unsecured note payable outstanding for the repurchase of a membership interest in the amount of $16,945 due in monthly installments of $4,280 including interest at 5% and maturing April, 2011.

C.S.C. II, Inc., has an unsecured note payable outstanding for the repurchase of common stock in the amount of $8,370 due in monthly installments of $542 including interest at 5% and maturing April, 2012.

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had regulatory net capital of $635,653 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was .7758 to 1.

NOTE 7 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 15% of gross compensation up to a maximum determined by the Internal Revenue Code. Company contributions to the plan are discretionary and determined by the Board of Directors. The Company contributed approximately $35,000 to the plan for 2010.

NOTE 8 - MEMBERSHIP UNIT REPURCHASE AGREEMENT

The Members and the Company have the option to purchase any units offered for sale by members.

In the event of the death, disability, retirement, or termination of a member the remaining members have the option to purchase the units. The Company is obligated to repurchase any units not purchased by the remaining members. The purchase price under this provision is the amount agreed to periodically by the members. For 2010, the buyback provision was 120% of net book value.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

NOTE 9 - ADJUSTMENT TO CONSOLIDATE C.S.C. II, INC. / VARIABLE INTEREST ENTITY

In December 2009, the FASB issued ASC 810, "Consolidation of Variable Interest Entities." The standard requires that a company that holds variable interests in an entity consolidate the entity if the Company's interest in the variable interest entity (VIE) is such that the Company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. In such cases, the Company is the primary beneficiary of the VIE. The standard requires additional disclosures by primary beneficiaries and other significant variable interest holders. The standard became effective for Centennial Securities Company, LLC January 1, 2010.

The effect of the adjustment is to decrease equity as of January 1, 2010 by $183,926.

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Centennial Securities Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Centennial Securities Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Centennial Securities Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Centennial Securities Company, LLC's management is responsible for the Centennial Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including client prepared financial statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and client prepared financial statements supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (none) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Centennial Securities Co., LLC
3075 Charlevoix DR SE
Grand Rapids MI 49546-7004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Randall L Hansen (616)942-7680

2. A.	General Assessment (item 2e from page 2)	$7,713
B.	Less payment made with SIPC-6 filed (exclude interest) 07/21/2010 Date Paid	(3,592)
C.	Less prior overpayment applied	(--)
D.	Assessment balance due or (overpayment)	4,121
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	--
F.	Total assessment balance and interest due (or overpayment carried forward)	$4,121
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,121.
H.	Overpayment carried forward	$(----)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Centennial Securities Company LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan , 2010 and ending Dec 31 , 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 5,381,774.00
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0.00
(2) Net loss from principal transactions in securities in trading accounts.		0.00
(3) Net loss from principal transactions in commodities in trading accounts.		0.00
(4) Interest and dividend expense deducted in determining item 2a.		0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0.00
(7) Net loss from securities in investment accounts.		0.00
Total additions		0.00
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,903,230.00
(2) Revenues from commodity transactions.		0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		168,956.00
(4) Reimbursements for postage in connection with proxy solicitation.		0.00
(5) Net gain from securities in investment accounts.		211,978.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		0.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$12,481.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 92.00	
Enter the greater of line (i) or (ii)		12,481.00
Total deductions		2,296,645.00
2d. SIPC Net Operating Revenues		$ 3,085,129.00
2e. General Assessment @ .0025		$ 7,713.00

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